Issuer Free Writing Prospectus

Filed pursuant to Rule 433(d)

Registration No. 333-225889

February 14, 2020

Export Development Canada / Exportation et développement Canada (“EDC”)

U.S. $2,000,000,000 1.375% United States Dollar Bonds due 2023

Final Term Sheet

February 14, 2020

Issuer:	Export Development Canada / Exportation et développement Canada

Title:	1.375% United States Dollar Bonds due 2023

Existing Long Term Issuer Ratings*:	Aaa Stable (Moody’s), AAA Stable (S&P)

Format:	SEC Registered Global

Size:	U.S. $2,000,000,000

Trade Date:	February 14, 2020

Settlement Date:	February 24, 2020 (T+5)

Maturity Date:	February 24, 2023

Callable:	No, unless a change in the laws or regulations of Canada would require the payment by EDC of additional amounts on the bonds.

Interest Payment Dates:	Semi-annually on February 24 and August 24, commencing on August 24, 2020. Interest will accrue from February 24, 2020.

First Interest Payment Date:	August 24, 2020

Benchmark Treasury:	UST 1.375% due February 15, 2023

Benchmark Treasury Price and Yield:	99-31 1⁄4 / 1.383% Semi-annual

Spread to Benchmark Treasury:	+5.7 bps

Yield to Maturity:	1.440%

Coupon:	1.375%, accruing from February 24, 2020

Price:	99.810% plus accrued interest, if any, from February 24, 2020

Day Count:	30/360 following unadjusted

Specified Currency:	United States Dollars (“$”)

Minimum Denomination:	$5,000 and increments of $5,000 in excess thereof

Listing:	Euro MTF Market of the Luxembourg Stock Exchange

Status:	The bonds will carry the full faith and credit of Canada. The payment of the principal of and interest on the bonds will constitute a charge on and be payable out of the Consolidated Revenue Fund of Canada.

Governing Law:	Province of Ontario / Canada

Business Days:	London, New York, Toronto

Representatives:	BNP Paribas BofA Securities, Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-managers:	Barclays Bank PLC
BMO Capital Markets Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Crédit Agricole Corporate & Investment Bank
Daiwa Capital Markets Europe Limited
Deutsche Bank AG, London Branch
Goldman Sachs International
HSBC Bank plc
J.P. Morgan Securities plc
Morgan Stanley & Co. International plc
NatWest Markets Plc
Nomura International plc

Billing and Delivering:	TD Securities (USA) LLC

Settlement:	DTC, CDS, Euroclear, Clearstream

CUSIP Number:	30216B HP0

ISIN:	US30216BHP04

Reference Document:	Prospectus Supplement, subject to completion, dated February 14, 2020 and Prospectus dated December 10, 2018. https://www.sec.gov/Archives/edgar/data/276328/000119312520037041/d879714d424b5.htm

Legends:	This document, the prospectus supplement and the base prospectus have been prepared on the basis that all offers of the bonds in any Member State of the European Economic Area or the United Kingdom (each a “Relevant State”) will be made pursuant to an exemption under Regulation (EU) 2017/1129 (the “Prospectus Regulation”) from the requirement to produce or publish a prospectus for offers of bonds. Accordingly, any person making or intending to make any offer within a Relevant State of the bonds which are the subject of an offering contemplated in the prospectus supplement and the base prospectus may only do so to legal entities which are qualified investors as defined in the Prospectus Regulation, or pursuant to another exemption under the Prospectus Regulation, provided that no such offer of the bonds shall require EDC or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Regulation in relation to such offer. Neither this document nor the prospectus supplement nor the base prospectus has been approved as a prospectus by a competent authority in any Relevant State and accordingly none is a prospectus for the purposes of the Prospectus Regulation. If and to the extent that this announcement is communicated in, or the offer of the bonds to which it relates is made in, any Relevant State, this announcement and the offer are only addressed to and directed at persons in that Relevant State who are qualified investors as defined in the Prospectus Regulation and must not be acted upon by other persons in that relevant state.

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

This document does not constitute or form part of any offer or invitation to sell these bonds and is not soliciting any offer to buy these bonds in any jurisdiction where such offer or sale is not permitted.

MiFID II professionals/ECPs – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels).

NOTIFICATION UNDER SECTION 309B(1)(C) OF THE SECURITIES AND FUTURES ACT (CHAPTER 289) OF SINGAPORE: The Instruments are prescribed capital markets products (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products)

* A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free at 1-800-854-5674 for BNP Paribas, 1-800-294-1322 for BofA Securities, Inc., 1-866-375-6829 for RBC Capital Markets, LLC, 1-800-372-3930 for Scotia Capital (USA) Inc. and 1-855-495-9846 for TD Securities (USA) LLC.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.